

Mail Stop 3030

September 30, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. Alan Campbell
Chief Financial Officer
Freescale Semiconductor Holdings I, Ltd
6501 William Cannon Drive West
Austin, Texas 78735

   Re: Freescale Semiconductor Holdings I, Ltd
      Freescale Semiconductor, Inc.
      Form 10-K for the Year Ended December 31, 2008
        Filed February 6, 2009
      Form 10-Q for the Quarter Ended July 3, 2009
      File No. 333-141128-05 and 001-32241

Dear Mr. Campbell:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Freescale Semiconductor Holdings I, Ltd
Freescale Semiconductor, Inc.

Form 10-K for the Year Ended December 31, 2008

Item 7: Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 23

Significant Accounting Policies and Critical Estimates, page 39

Valuation of Long-Lived Assets, page 39

1.   We note that you recorded $1.6 billion in impairment charges related to your intangible
        assets in fiscal 2008. Please tell us and revise your future filings to provide more detail
        of the valuation methodology and assumptions.   Within your discussion, please clearly
        quantify the key assumptions used in determining fair value and discuss the uncertainty
        associated with the key assumptions and any potential events and/or circumstances that
        could result in further impairment charges.

Item 8. Financial Statements and Supplementary Data, page 45

Note 1. Summary of Significant Accounting Policies, page 50

-Foreign Currency Translation, page 52

2.   We note that you changed the functional currency for certain foreign operations to the
        U.S. dollar on January 1, 2008 on a prospective basis due to major changes in economic
        facts and circumstances. We note similar disclosures within Freescale Semiconductor,
        Inc.'s December 31, 2008 Form 10-K. Please tell us and revise your future filings to
        explain the major changes in economic facts and circumstances that led to the change in
        functional currency for certain of your foreign operations. Refer to the guidance in 830-
        10-45 of the FASB Accounting Standard Codification.

Note 6. Employee Benefit and Incentive Plans, page 64

3.   We note that you utilize the Black-Scholes option pricing model to determine the fair
        value of your equity-based compensation. We note similar disclosures within Freescale
        Semiconductor, Inc.'s December 31, 2008 Form 10-K. Please revise future filings to
        explain how you determined the assumptions utilized in the model including the
        volatility, risk free interest rate, expected life, etc. Refer to the guidance in 718-10-50-2
        of the FASB Accounting Standard Codification.

Form 10-Q for the Quarter Ended July 3, 2009

Note 2 – Other Financial Data, page 6

Gain on Extinguishment of Debt, page 6

4.   We note your disclosures here and on pages 10-13 that you completed a debt exchange during the six months ended July 3, 2009 and that you recognized a $2.3 billion pre-tax gain within your condensed consolidated statement of operations. We note similar disclosures within Freescale Semiconductor, Inc.'s July 3, 2009 Form 10-Q. Please tell us and revise your future filings to explain in more detail how you accounted for the debt exchange. Within your discussion, please tell us how you considered the guidance in 470-50 of the FASB Accounting Standard Codification.

Freescale Semiconductor, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Note 4. Debt, page 64

5.   We note that your Senior Notes and Senior Subordinated Notes are guaranteed, joint and severally, by your Parent Companies. Please tell us how you considered the requirements of Rule 3-10 of Regulation S-X.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant at (202) 551-3639 or me at (202) 551-3663 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Eric Atallah
Reviewing Accountant